UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 10, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200

West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Stock Option Grant

Stock Option Grants to certain Board Director, Executives, Employees and Consultants.

On July 6, 2026, the Board of Directors of Naqi Logix Inc. (the “Company”) approved the grant of 4,250,000 Stock Options with an exercise price of $2.175 to purchase Non-Voting Common Shares of the Company that will expire 10 years from the date of issuance and will vest over 36 months to certain Board of Director, Executives, Employees and Consultants of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer

Date: July 10, 2026

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